SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 2012

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of June 2012, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated June 27, 2012, entitled "DRDGOLD COMPLETES SECOND SHARE REPURCHASE".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: June 27, 2012

By: /s/ Themba Gwebu

Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE Share Code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
("**DRDGOLD**" or "**Company**")

DRDGOLD COMPLETES SECOND SHARE REPURCHASE

DRDGOLD is pleased to announce that today, it completed an on-market repurchase of 4.4 million DRDGOLD ordinary shares at an average price of R5.67 per share for a total consideration of approximately R25 million.

To fund the repurchase, the Company used a portion of the proceeds from the working capital adjustment owed to it by Village Main Reef Limited ("Village"), following the sale by DRDGOLD of its 74% interest in Blyvooruitzicht Gold Mining Company Limited to Village.

DRDGOLD CEO Niël Pretorius said the repurchase is consistent with the Company's policy to return 'windfall' income to its shareholders.

Commenting on the average consideration paid per share, Pretorius said DRDGOLD's shares are currently trading well below the average sell-side outlook, which makes a repurchase a "very attractive option" for returning funds to DRDGOLD shareholders.

This is the second share repurchase completed by DRDGOLD this year, bringing the total amount that the Company has re-invested in its market capital to approximately R58 million.

Johannesburg
27 June 2012

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